30 Shelter Rock Road    Danbury, CT 06810      Tel: (203) 797-2699   Fax: (203) 797-2697

December 18, 2006

Angela Crane, Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Electro Energy, Inc. Form 10-KSB for the year ended December 31, 2005 Form 10-QSB for the quarter ended September 30, 2006 File Number 0-51083

Dear Ms. Crane:

        The following is the supplemental response, including supplemental information, to the comment of the Securities and Exchange Commission (the “SEC”) set forth in your letter dated December 1, 2006 (the “Comment Letter”) and based upon the discussions of December 14, 2006 between the staff and the financial management, legal counsel, independent registered public accountants and financial advisor of Electro Energy, Inc. (the “Company”) with respect to the filing by the Company of the above-referenced Form 10-KSB and Form 10-QSB. Supplemental information contained herein is based upon information and/or documentation provided by the Company.

        Contemporaneous Documentation
        In response to the staff’s inquiry regarding the existence of contemporaneous documentation relating to the Company’s determination of the fair value of the common stock issued in connection with the asset purchase transaction, please note that although the Chartered Capital Advisors (“CCA”) final report was issued on August 2, 2006, subsequent to the April 5, 2006 asset purchase date (the “Valuation Date”), it reflects fair value as of the Valuation Date (see the cover, Preface, Overview, and Fair Value of Stock sections of the CCA report, previously supplied as an attachment to our correspondence, dated November 10, 2006). As further evidence that the fair value of the common stock issued in connection with the asset purchase transaction was determined contemporaneously with the asset purchase transaction, we inform the staff that CCA was retained on October 6, 2005 to prepare an estimate of the fair value as of the Valuation Date of common stock to be issued in connection with the asset purchase transaction, document the analysis with a written report and interface with financial management of the Company with respect to certain purchase accounting issues. In fulfilling the terms of their engagement, CCA held numerous discussions with financial management of the Company from the date of their retention to the present and prepared preliminary analyses as of November 22, 2005, which was received by the Company on November 23, 2006, and April 5, 2006, which was received by the Company on April 13, 2006, that were the subject of the Company’s deliberations and determination of fair value and ultimately become the basis for the CCA final report issued on August 2, 2006. We would also inform the staff that the preliminary reports were not materially different from each other or the CCA final report. The November 22, 2005 and April 5, 2006 CCA preliminary analyses have been attached for the staff’s consideration.

Ms. Angela Crane
Securities and Exchange Commission
December 18, 2006

        Fair Value of Securities Issued
        In response to the staff’s inquiry concerning the accounting standards applied by the Company in its determination of the fair value of the common stock issued in connection with the asset purchase transaction, we respectfully submit that Statement of Financial Accounting Standards No. 123(R): Share-Based Payment (“FAS 123(R)”) requires that the Company account for the asset purchase transaction based on the fair value of the securities issued. Paragraph 4 of FAS 123(R) states that “This Statement applies to all share-based payment transactions in which an entity acquires goods or services by issuing (or offering to issue) its shares, share options, or other equity instruments (except for equity instruments held by an employee share ownership plan) or by incurring liabilities to an employee or other supplier (a) in amounts based, at least in part, on the price of the entity’s shares or other equity instruments or (b) that require or may require settlement by issuing the entity’s equity shares or other equity instruments.”1 Further, paragraph 7 of FAS 123(R) states that “if the fair value of the equity instruments issued in a share-based payment transaction with nonemployees is more reliably measurable than the fair value of the consideration received, the transaction shall be measured based on the fair value of the equity instruments issued.”2 The Company believes that the estimate of the fair value of the stock issued in connection with the asset purchase transaction is more reliably measurable than the fair value of the assets purchased, despite the existence of an appraisal of the assets that was obtained in connection with a separate financing transaction, because the purchased assets are specialized machinery and equipment that had been on the market for several years with no buyer at any price. Also, we inform the staff that the propriety of the assumption used in that appraisal, namely that there is an active market for the assets that were the subject of the appraisal, has been challenged.

1  Statement of Financial Accounting Standards No. 123(R): Share-Based Payment (Norwalk: Financial Accounting Standards Board, 2004), ¶4.

2  Statement of Financial Accounting Standards No. 123(R): Share-Based Payment (Norwalk: Financial Accounting Standards Board, 2004), ¶7.

Ms. Angela Crane
Securities and Exchange Commission
December 18, 2006

        In addition, the contemporaneously available draft of what became Financial Accounting Standards No. 157: Fair Value Measurements (“FAS 157”) regarding fair value measurements indicated that “the fair value of restricted securities be estimated using the quoted price of an otherwise identical unrestricted security, adjusted for the effect of the restriction.”3 FAS 157 was issued in September 2006.

        The Company further believes that the provisions of EITF 98-5 Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios and Statement of Financial Accounting Standards No. 107: Disclosures about Fair Value of Financial Instruments (“FAS 107”) are not intended to govern the accounting treatment of acquisition transactions, but rather, that the provisions of EITF 98-5 are intended to determine the existence of a beneficial conversion feature in convertible securities that may be issued in an acquisition transaction and that the provisions of FAS 107 are intended to provide a basis for disclosing the fair value of portfolios of financial instruments.

        Finally, the Company believes that the use of an undiscounted quoted market price for the common stock issued in connection with the asset purchase transaction would result in an improper inflation of the purchased assets and associated stockholders’ equity. Also since this is a recent transaction it would be difficult to evaluate the assets for impairment for a significant period of time.

        Bridging Fair Value to Quoted Market Price
        The factors included in the determination of the discount applied to the quoted market price of the Company’s common stock that was used to determine the fair value of the common stock issued in connection with the asset purchase transaction are enumerated in the letter dated December 18, 2006 from CCA, which has been attached for the staff’s consideration. Also, please note that the discount factor used by CCA related to SEC limitations on the ability of the parties receiving the common stock issued in the asset purchase transaction to sell that stock in the secondary market is in accordance with paragraphs 17 and 21 of SFAS 123(R), which require that the measurement of fair value consider fully vested and outstanding shares whose sale is contractually or governmentally prohibited for a specified period of time. We respectfully submit that, based upon the Company’s discussions with CCA, the Company believes that the CCA report was prepared utilizing best practices in the valuation profession.

3  Proposed Statement of Financial Accounting Standards: Fair Value Measurements, (Norwalk: Financial Accounting Standards Board, 2004), p. iii

Ms. Angela Crane
Securities and Exchange Commission
December 18, 2006

        If you have any questions, or require any further assistance with respect to the foregoing, please do not hesitate to call me at 203-797-2699, or Duane L. Berlin, Esq. of Lev & Berlin, PC, counsel to the Company, at 203-838-8500.

Very truly yours,

/s/ Timothy E. Coyne
Timothy E. Coyne
Chief Financial Officer

cc:	Duane L. Berlin, Esq. Lev & Berlin, PC

CHARTERED CAPITAL ADVISERS, INC.
145 FOURTH AVENUE
NEW YORK, NEW YORK 10003
(212) 505-9743 • (212) 533-9680 FAX

December 18, 2006

Mr. Michael E. Reed
Chief Executive Officer
Electro Energy, Inc.
30 Shelter Rock Road
Danbury, CT 06810

Re: SEC Comments

Dear Mr. Reed:

        As a result of the telephone conversation that I participated in on December 14, 2006 between representatives of Electro Energy, Inc. (“EEI”), its legal counsel, independent registered public accountants, and the Securities and Exchange Commission (“SEC”), I am writing this letter in response to SEC questions and comments.

        Report Issued Five Months After the Closing of the Transaction. The SEC has incorrectly assumed that, because our final report was issued in August 2006, the Company did not have a contemporaneous understanding of the fair value of the securities issued in connection with the acquisition (the “Acquisition”) of the Manufacturing Assets on April 5, 2006.1 Our firm began to confer with Audra Mace—formerly the Chief Financial Officer of EEI—prior to the announcement of the proposed transaction in May 2005, which was almost a year before it was consummated. We began to generate work product in May 2005. On November 22, 2005 we provided a preliminary estimate of the fair value of the common stock that would be issued in the Acquisition (the “Stock”) that was not materially different than the estimate of fair value that is presented in our report. From the time that we issued our preliminary analysis until the closing date of the Acquisition, I had periodic telephone conversations with Audra Mace in which I indicated that I did not expect that our estimate of fair value would change significantly. We updated our analysis within a few days of the closing of the Acquisition. The updated analysis was in exact agreement with the estimate of the fair value of the Stock that was contained in our final report.

1   See our report dated as of April 5, 2006.

CHARTERED CAPITAL ADVISERS, INC.

Mr. Michael E. Reed
December 18, 2006

        Fair Value of Common Stock Issued Below Quoted Price of Unrestricted Shares on Valuation Date. The Company must account for the Acquisition based on the fair value of the securities issued.2 The quoted price of unrestricted shares provides a starting point for estimating fair value; however, as a valuator, I am required to provide for differences between restricted stock and unrestricted stock, otherwise I would be criticized for improperly valuing the Stock. The Proposed Statement of Financial Accounting Standards: Fair Value Measurements issued on June 23, 2004 sought to codify practices that were already being followed and deemed to be proper. “This proposed Statement would require that the fair value of restricted securities be estimated using the quoted price of an otherwise identical unrestricted security, adjusted for the effect of the restriction.”3 The implementation guidance for the proposed standard drew on SEC ASR No. 113, Statement Regarding Restricted Securities. In so doing, the proposed Statement indicated “The valuation of restricted securities at the market quotations for unrestricted securities of the same class would, except for most unusual situations, be improper. . . . The valuation of restricted securities by reference to the market price for otherwise identical unrestricted securities assumes that the market price for the unrestricted securities is representative of the fair value of the restricted securities. . . . In summary, no automatic formula exists by which a company can estimate the fair value of restricted securities. A company shall determine the method for estimating the fair value of restricted securities and continually review the appropriateness of that method.”4 These concepts were codified in SFAS 157, which was released in September 2006. They are also consistent with paragraphs 17 and 21 of SFAS 123(R), which indicate that restrictions on the resale of securities must considered in estimating fair value.

        The most common reference point used by valuators to quantify restricted stock discounts is the discounts paid in transactions involving private investments in public equity (“PIPE’s”). These transactions are highly relevant to the Acquisition, since they provide market-based information on the discounts required in transactions involving the sale of restricted stock. CCA used an analysis of PIPE transactions to provide a basis for developing a discount appropriate for valuing the Stock.5 The 45% discount that we applied was approximately one standard deviation above the average discount in the PIPE transactions that we analyzed. There is no precise method of quantifying this discount. Accepted practice in the valuation profession, as well as in court cases, is to consider key factors that would impact the magnitude of the discount, and then to develop the discount with reference to those achieved in benchmark transactions. Factors justifying a discount that is one standard deviation above the mean include:

•	The Stock represents approximately half a year of trading volume, based on the median reported trading volume of EEI stock during the 20 days preceding the Acquisition. It would take several years to sell the Stock in the market without adversely impacting share price.

2   Statement of Financial Accounting Standards No. 123(R): Share-Based Payment (Norwalk: Financial Accounting Standards Board, 2004), ¶7.
3   Proposed Statement of Financial Accounting Standards: Fair Value Measurements (Norwalk: Financial Accounting Standards Board, 2004), p. iii.
4   Op. cit., B18 – 19.
5   See Table 3 of our report.

CHARTERED CAPITAL ADVISERS, INC.

Mr. Michael E. Reed
December 18, 2006

•	The Stock was equivalent to approximately 35% of the EEI shares outstanding prior to the Acquisition. SEC limitations as well as market scrutiny of sales by insiders would limit the ability of the parties receiving the Stock to sell it in the secondary market.

•	The price of EEI common stock had been steadily deteriorating since the first quarter of 2005.[6]

•	The EEI closing stock price on the Acquisition date of $3.70 per share was inflated, potentially attributable, in part, to speculation surrounding the Acquisition. The average of the EEI stock price ten days before and after the Acquisition was $3.39, or 9% below the closing price of EEI stock on the Acquisition Date.

•	The financial performance and financial condition of EEI had been deteriorating. EEI sustained ongoing losses, and had yet to prove that it was financially viable. Moreover, the operating costs associated with acquiring and improving the Manufacturing Assets would considerably increase the fixed costs of EEI. Accordingly, EEI would have to grow considerably, and achieve efficiency levels not previously attained, in order for the Company to survive and enable the holders of the Stock to sell their shares and achieve a suitable return on their investment.

•	Although the recipients of the Stock obtained a large position in EEI, they lacked financial and operating control.

        Based on the foregoing, the Stock was significantly less desirable than shares issued in a typical PIPE transaction, in which the investor acquires a much smaller stake in the underlying company that can be more readily disposed of in the secondary market or to another PIPE investor. Accordingly, in our opinion, a discount that is approximately one standard deviation above the average discount in PIPE transactions provides a means of reconciling the discount suitable to the Stock to transaction-based PIPE discounts that were as high as 88% during the period analyzed.7

        Reasons For Not Using EITF 98-5 and SFAS 107. CCA has performed its estimate of fair value based on employing standards that are embraced by the valuation profession. The accounting literature directly relevant to the Acquisition is consistent with the fair value standards used by the valuation profession, and is contained in the previously-enumerated references to SFAS 123(R) and SFAS 157, as well as the exposure draft relating thereto.

6   See Figure 1 of our report.
7   See Table 3 of our report.

CHARTERED CAPITAL ADVISERS, INC.

Mr. Michael E. Reed
December 18, 2006

        EITF 98-5 was not issued for the purpose of being applied to transactions such as the Acquisition. Its purpose was to provide a basis for determining whether there is a beneficial conversion element to convertible securities. Within that context, it indicated that the undiscounted price of common stock equivalents available from the conversion of the securities should be used to determine whether a beneficial conversion is present in a newly issued security. By not requiring a discount to be applied, a higher valuation threshold is permitted, so that the incidence of a beneficial conversion is reduced. The circumstances underlying the development of this pronouncement differ from those that are relevant to the stock. Moreover, EITF Abstracts have a lower level of authority than FASB pronouncements.

        SFAS 107 was not issued for the purpose of being applied to transactions such as the Acquisition. Its purpose was to provide a basis for disclosing the fair value of portfolios of financial instruments. Its applicability would be to the holder of the Stock, rather than the issuer of the Stock. However, it would not even be applicable to the holder of the Stock, because it specifically excludes investments accounted for under the equity method of accounting (more than 20% stake in subject company) and equity instruments issued by the entity and classified in stockholders’ equity.8

        Speculative Nature of Fair Value of Assets Received. An alternative to estimating the fair value of the Stock based on the methodology employed is to estimate the fair value of the Manufacturing Assets.9 However, that amount is highly speculative, despite the existence of an appraisal. Such appraisal was obtained by the Company in connection with a financing. Its reliability has since been challenged. The Manufacturing Assets consist of equipment that was owned by a bankrupt company that had not been in operation since 2001. They are several years old, highly specialized with limited applications in the United States, and require considerable cost to disassemble and move. Although the Manufacturing Assets were on the market for several years, there were no buyers at any price. It is not unlikely that the sellers were willing to agree to the Acquisition: (1) due to the absence of any other alternatives; (2) to potentially salvage some value from the Manufacturing Assets; (3) because the Manufacturing Assets were continuing to physically deteriorate and obsolesce; and (4) to cease being responsible for the maintenance, insurance, security, and other costs associated with owning the Manufacturing Assets.

        Accounting for the Stock At Its Undiscounted Price Would Inflate Assets and Stockholders’ Equity in a Manner Not Subject to Scrutiny. For reasons previously indicated, the undiscounted price of the Stock inflates fair value and is inconsistent with relevant GAAP guidelines. However, if the undiscounted aggregate price of the Stock were used for financial reporting purposes, the resulting inflated stockholders’ equity would not be challenged in the near future because it would be based on a recent transaction. On a long-term basis, it would also defy evaluation for impairment due to the absence of an active market for assets resembling the Manufacturing Assets to use as a reference point for evaluating impairment. Accordingly, the Company’s books and records would forever reflect depreciated historical cost. Shareholders and creditors would be presented with an inflated impression of fair value that would be inconsistent with the accounting concept of conservatism.

8   Statement of Financial Accounting Standards No. 107: Disclosures about Fair Value of Financial Instruments (Norwalk: Financial Accounting Standards Board, 1991), ¶8.
9   Statement of Financial Accounting Standards No. 123(R): Share-Based Payment (Norwalk: Financial Accounting Standards Board, 2004), ¶7.

CHARTERED CAPITAL ADVISERS, INC.

Mr. Michael E. Reed
December 18, 2006

*                   *                   *                   *                   *                  *

        I have prepared this letter as a valuator, although the valuation concepts that we have employed are deeply rooted in generally accepted accounting principles. Please call me if you have any questions pertaining to this letter.

Yours truly,

CHARTERED CAPITAL ADVISERS, INC.

Ronald G. Quintero, CPA, CFA, ABV Managing Director